SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric. A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado

80921 (719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as amended from time to time, the “Statement”) originally filed by Ramtron International Corporation, a Delaware corporation (the “Company,” “Ramtron” or “we”), with the Securities and Exchange Commission (“SEC”) on July 5, 2012, relating to the unsolicited tender offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), including associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A., at a purchase price of $2.68 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012, as amended on June 28, 2012 and July 3, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 4.	The Solicitation or Recommendation

The fourth, fifth and sixth paragraphs on page 16 of the Statement under the heading “Background of the Offer” are deleted in their entirety and replaced with the following:

Later on June 18, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. The Committee also discussed the filing made by Cypress under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and correspondence between Cypress and the Company regarding the filing. Mr. Balzer and representatives of Needham & Company provided an overview of their conversations with Cypress and Greenhill. Representatives of Needham & Company also provided an update on the status of their discussions with other third parties.

On June 19, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. Representatives of Needham & Company and members of the Company’s management also provided an update on the status of their discussions with certain third parties.

On June 20, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. The Committee also again discussed the filing made by Cypress under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the preparation of a responsive filing by the Company. Representatives of Needham & Company summarized the response from interested third parties, and the status of the negotiations of confidentiality agreements with such third parties. Representatives of Shearman & Sterling provided an overview of United States and foreign antitrust approval processes. Also on June 20, 2012, the Board and the Compensation Committee of the Board convened consecutive telephonic meetings to discuss and approve the compensation for the members of the Committee.

The first reason under the heading “Reasons for the Recommendation” on page 18 of the Statement is deleted in its entirety and replaced with the following:

(1) The Offer Undervalues the Company’s F-RAM Intellectual Property and Long-Term Growth Prospects, and Seeks to Capture Long Term Value that Rightly Belongs to Ramtron Stockholders.

The Board believes that the Offer undervalues the Company’s F-RAM intellectual property and long-term growth prospects, and seeks to capture long term value that rightly belongs to Ramtron stockholders because:

•	the Company possesses valuable F-RAM intellectual property and F-RAM technological expertise;

•	recent operational improvements and new product introductions have strengthened the Company’s competitive position and enlarged the Company’s addressable market;

•

the Company is gaining traction with its demand creation initiatives to drive global adoption of its F-RAM solutions and fully exploit the untapped opportunities for F-RAM-based low energy and high data integrity solutions in the semiconductor market; and

•	recent design wins and planned new product introductions support the Company’s goal of accelerating revenue growth beginning in 2013.

No assurances or guarantees can be given that the foregoing factors will lead to increases in the Company’s intrinsic value.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The second paragraph under the heading “Needham & Company” on page 22 of the Statement is deleted in its entirety and replaced with the following:

Pursuant to an engagement letter dated June 13, 2012, the Company retained Needham & Company to act as exclusive financial advisor in connection with strategic planning and merger and acquisition activities. The Company has agreed to pay Needham & Company customary fees for its services, a portion of which became payable upon Needham & Company’s delivery of its opinion referred to above in Item 4, and a significant portion of which, equal to three times the opinion fee but against which the opinion fee would be credited, would be payable in the event the Company remains independent after a specified period of time. In addition, the Company has agreed to pay to Needham & Company a customary fee that is contingent on certain sale transactions involving the Company (including the Offer, if consummated) and that is based on a percentage of the aggregate consideration paid in the transaction. In the event the Offer is consummated at the Offer price of $2.68 per Share and all outstanding Shares are purchased by Purchaser, the fee payable to Needham & Company would be significantly greater than two times the fee that would be payable in the event Company remains independent after a specified period of time. In addition, the Company has agreed to reimburse Needham & Company for all of its reasonable out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 8.	Additional Information

The text under the heading “Cautionary Statements” on page 30 of the Statement is deleted in its entirety and replaced with the following:

This Solicitation/Recommendation Statement on Schedule 14D-9 includes statements that are forward-looking. These statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “should,” and “potential,” and “prospects”, among others as well as statements regarding the evaluation of strategic alternatives. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to: general and regional economic conditions and conditions specific to the semiconductor industry; demand for Ramtron’s products; order cancellations or reduced order placements; product sales mix; the timely development of new technologies; competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions; Ramtron’s ability to maintain an appropriate amount of low-cost foundry production capacity from its foundry sources in a timely manner; Ramtron’s foundry partners’ timely ability to successfully manufacture products for Ramtron; Ramtron’s foundry partners’ ability to supply increased orders for F-RAM products in a timely manner using Ramtron’s proprietary technology; any disruptions of Ramtron’s foundry or test and assembly contractor relationships; currency fluctuations; unexpected design and manufacturing difficulties; defects in products that could result in product liability claims; risks and uncertainties relating to the possible transaction and process of exploring strategic alternatives; and the risk factors listed from time to time in Ramtron’s SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. SEC-filed documents are available at no charge at the SEC’s website (www.sec.gov) or from the company.

All forward-looking statements included in this Statement are based upon information available to Ramtron as of the date hereof, which may change.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RAMTRON INTERNATIONAL CORPORATION

By:	/s/ Gery E. Richards
Name:	Gery E. Richards
Title:	Chief Financial Officer

Dated:	July 16, 2012